SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K
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                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934
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For the Month of September, 1999               Commission File Number: 001-12003
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                               MERIDIAN GOLD INC.
                 (Translation of Registrant's Name into English)

                          9670 Gateway Drive, 2nd Floor
                               Reno, Nevada 89511
                    (Address of Principal Executive Offices)
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [x]
                                     ---           ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [X] No [ ]
                                     ---    ---

Meridian Gold Inc.                                  [LOGO OF MERIDIAN GOLD INC.
9670 Gateway Drive, 2nd Floor                               APPEARS HERE]
Reno, Nevada 89511
Phone: 775-850-3777
Fax: 775-850-3733

          MERIDIAN GOLD REPORTS FIRST QUARTER EARNINGS OF $8.3 MILLION
                      (All dollar amounts in U.S. currency)

Reno, Nevada, April 25, 2000 - Meridian Gold Inc. is pleased to report significant growth in profitability during first quarter resulting in net earnings of $8.3 million, or $0.11 per share. During the quarter, Meridian production increased 134% versus the prior year, to a record of 114,823 ounces of gold at a cash cost of $111 per ounce. With an average cash cost of $111 per ounce and total production costs of $175 per ounce, Meridian becomes one of the lowest cost producers within the industry.

The increases in net earnings primarily reflect the successful startup of the El Penon mine in Chile. On January 1, El Penon went into commercial production. By the end of the quarter, the mine had produced approximately 61,000 ounces of gold at a cash cost of $71 per ounce. First quarter results at El Penon support the Company's 2000 plan for the mine to achieve estimated production of 250,000 ounces of gold at a cash cost of less than $75 per ounce.

Meridian Gold's Chief Executive Officer, Brian Kennedy, summed up the results, "This has been a breakthrough quarter for Meridian. Recent history has publicized significant risks in starting up mines. These strong results have proven the removal of significant startup risks for our shareholders. In addition, our current cash balance approximates the debt incurred to build the project. I still see significant opportunities for further cash flow and earnings growth within our own portfolio at El Penon, Rossi, and Jerritt Canyon and also within the gold industry. We will continue to focus our efforts for continued and further business growth."

First Quarter Results
First quarter revenues increased 173% to $32.8 million, mainly as a result of higher production and of slightly higher realized gold prices of $290 per ounce. Cash production costs declined 45% from the prior year to $111 per ounce. Exploration costs increased slightly versus the prior year to $2.4 million as a result of a drilling program on the Venturina property in Mexico. Even though the results were initially encouraging, Meridian, considering the current gold price environment, elected not to further participate in this explorattion joint-venture with International Northair Mines.

Cash flows from operating activities improved significantly to $12.1 million bringing the cash balances at the end of the quarter to $27.5 million.

El Penon
During its first quarter of commercial production, the mine produced 61,000 ounces of gold and 741,000 ounces of silver at a cash cost of $71 per ounce of gold. Total production costs including depreciation, depletion, amortization, and reclamation were $112 per ounce.

The mill processed ore at design capacity of 2,000 tonnes per day for the quarter. Of the 182,000 tonnes of ore processed at an average grade of 11.1 g/tonne gold and 143 g/tonne silver, 65% was sourced from Quebrada Orito underground, 24% from open pit stockpiles, and the remaining 11% from Quebrada Colorada.

Gold recovery was 93% and silver recovery 88%. Even though recoveries are near design specifications, Meridian has identified and is currently working on several opportunities to improve overall recoveries.

The underground mine continues to ramp up slightly ahead of schedule with an average mining rate of 1,400 tonnes per day realized through the quarter. With the 1.3 kilometers of underground development completed during the quarter, the underground mine is on schedule to produce at 2,000 tonnes per day during the second half of the year. At the end of the quarter, stockpiled ore was 185,000 tonnes with average grades of 10 g/tonne gold and 137 g/tonne silver.

Looking ahead, the focus at El Penon is as follows:

1.   to continue reducing operating costs
2. to initiate an underground reserve expansion program to extend areas of mineralization at Quebrada Colorada and Quebrada Orito that were only partially defined by surface drilling. This is especially important at Orito Sur where the deposit is completely open to extension along strike to the south and at many areas open to depth.

Due to the exceptional performance of the El Penon operation and the high resource to reserve conversion reported earlier this year, Meridian was able to reduce its hedge position by 129,000 ounces to 356,000 ounces of gold with an average price of $312 per ounce. Meridian's current gold hedging position as of April 25, 2000 is as follows:

     Year                           Gold Price                   Gold Hedged
    ----                            ----------                   -----------
    2000                               $306                           63,832
    2001                               $308                           73,500
    2002                               $312                           67,651
    2003                               $314                           81,103
    2004                               $318                           69,846

    Total/Avg                          $312                          355,932

All gold forwards have a fixed lease rate. Ed Colt, Meridian's Chief Financial Officer summarized as follows, "Meridian's hedging position was put in place as a requirement of the loan facility. We took the opportunity to reduce our position, which will allow our shareholders to participate more fully in any gold price rally. Currently, we have about 6% of our reserves and resources hedged."

Jerritt Canyon
During the first quarter, Meridian's share of Jerritt Canyon production was over 25,000 ounces to Meridian's account at a total cash cost of $192 per ounce, similar to the prior year. Ore production was sourced from the two underground mines of SSX and Murray, and from stockpiles as open pit operations ceased in the fourth quarter of last year.

Exploration work continued through the winter with ore grade mineralization being intersected along known structural trends within the Mahala Basin including 15 meters of 33 g/tonne gold, 12 meters of 31 g/tonne gold, 5 meters of 20 g/tonne gold, and 17 meters of 13 g/tonne gold. Exploration in the Mahala Basin area will be resumed in July, after a short delay to reduce disturbance during spring run-off.

Beartrack
For the first quarter, Beartrack produced approximately 29,000 ounces of gold at a cash cost of $123 per ounce. Cash costs per ounce were 40% lower than the prior year mainly as a result of improved productivity. At the end of the quarter, Meridian completed mining and crushing operations as planned, and will continue leaching operations to recover the remaining gold over the next several years.

Rossi
During the fourth quarter of 1999, Barrick Gold Exploration Inc. completed the 1,039 meter production size decline to access the Storm deposit. During the first quarter, drilling was initiated on the 49'er Zone of the Storm deposit to confirm continuity and extend the mineralization. Of the 23 holes drilled, only 16 of these holes fully tested the zone due to drilling difficulties. Of these, 11 returned significant intercepts greater than 7 g/tonne gold. Some of the better intercepts with approximate true widths include: 15 meters of 32 g/tonne gold, 12 meters of 30 g/tonne, 13 meters of 16 g/tonne, 10 meters of 13 g/tonne, and 2 meters of 19 g/tonne. Most of the unmineralized holes that fully tested the 49'er Zone were located in the upper portion of the north end of the modeled zone.

Meridian is confident that the combination of new underground and surface drilling has not materially changed its original resource estimate of 1.1 million ounces of gold. Barrick is now focusing the remaining exploration budget on identifying and testing new surface targets with drilling.

1st Quarter Conference Call
Meridian will be hosting a conference call discussing the first quarter results on Wednesday, April 26, at 11 am EST. To join the conference call, simply dial
(877) 331-7860 in the United States or Canada or (416) 641-6449 internationally. All participants will be required to register with the operator. This conference call is listen only; as always, questions are welcome and may be registered by pressing 1 then 4 on your touch-tone phone.

We will also offer a live webcast of our conference call through Street Events. If you would like to listen to our conference call on the web, please visit our website at www.meridiangold.com/investor/conference.html. You will need to have RealPlayer installed on your computer in order to hear the live broadcast. For your convenience, there is a link to RealPlayer on our conference call webpage so that you can download this free software.

For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available until Wednesday, May 3, at midnight EDT. To listen to this rebroadcast, please dial (800) 558-5253 and enter the code 14962684 to retrieve. If accessing internationally, please dial (416) 626-4100 and enter the code 14962609. You will also be able to listen to the rebroadcast on our website utilizing the abovementioned site address.

Meridian Gold Inc. is a growth gold business with its common shares traded on The Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified above and in the corporation's periodic filings with the Ontario Securities Commission and the U.S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal liability to the contrary.

For further information, please visit our website at www.meridiangold.com, or contact:

     Wayne M. Hubert                Tel:  (800) 572-4519
     Investor Relations             Fax: (775) 850-3733
     Meridian Gold Inc.             E-mail: whubert@meridiangold.com

                               Meridian Gold Inc.
                 Consolidated Condensed Statement of Operations
             (Unaudited and in US$ millions, except per share data)

                                                                          Three Months
                                                                         Ended March 31
                                                                        2000        1999
                                                                       -------     -------
Sales                                                                   $ 32.8     $  12.0

Costs and expenses
       Cost of sales                                                      12.4         7.9
       Depreciation, depletion & amortization                              6.0         3.8
       Reclamation                                                         1.4         0.9
       Exploration costs                                                   2.4         1.8
       Selling, general and administrative
       expenses                                                            1.4         1.1
       Other expenses                                                      0.5          --
                                                                    ----------  ----------
Total costs and expenses                                                  24.1        15.7
                                                                    ----------  ----------

Operating income (loss)                                                    8.7       (3.5)

Interest income (expense)                                                 (0.4)        0.4
Loss on sale of assets                                                      --        (0.1)
                                                                    ----------  -----------

Income (loss) before income taxes                                          8.3        (3.2)
                                                                    ----------  -----------

Provision for income taxes                                                  --         0.1
                                                                    ----------  ----------

Net income (loss)                                                       $  8.3     $  (3.1)
                                                                    ==========  ===========

Income/(Loss) per common share (basic)                                  $ 0.11     $ (0.04)
                                                                    ==========  ===========
Income/(Loss) per common share
       (fully diluted)                                                  $ 0.11     $ (0.04)
                                                                    ==========  ===========

Number of common shares used in earnings outstanding                      74.0        73.6
                                                                    ==========  ===========
       per share computations



                               Meridian Gold Inc.
                           Operating Data (Unaudited)

                                                                           Three Months
                                                                          Ended March 31
                                                                         2000        1999
                                                                        ------      ------
Jerritt Canyon Joint Venture
       Gold production (Meridian Gold 30% share ounces):
           Milling                                                      25,364       25,619
       Tonnes mined (thousands)
           Ore                                                             165          310
           Waste                                                            72        2,948
                                                                    ----------  -----------
               Total                                                       237        3,258
       Mill tonnes processed (thousands)                                   323          351
       Average mill ore grade (grams / tonne)                              8.6          8.4
       Mill recoveries                                                   91.2%        91.3%
Cash cost of production / ounce                                           $192         $194
Total production cost / ounce                                             $230         $251

El Penon Mine
       Gold production                                                  60,641          ---
       Silver production                                               741,025          ---
       Tonnes mined (thousands)
           Ore                                                             123          ---
           Waste                                                             6          ---
                                                                    ----------  -----------
               Total                                                       129          ---
       Mill tonnes processed (thousands)                                   182          ---
       Gold head grade (grams / tonne)                                    11.1          ---
       Silver head grade (grams / tonne)                                   143
       Gold recovery                                                     93.3%          ---
       Silver recovery                                                   88.3%          ---
Cash cost of production / ounce                                           $ 71         $---
Total production cost / ounce                                             $112         $---

Beartrack Mine
       Gold production - heap leach (ounces)                            28,818       23,528
       Tonnes mined (thousands)
           Ore                                                             839        1,077
           Waste                                                           366          909
                                                                    ----------  -----------
               Total                                                     1,205        1,986
Average heap leach grade (grams / tonne)                                   0.9          0.9
Cash cost of production / ounce                                           $123         $206
Total production cost / ounce                                             $258         $338

Totals
Ounces of gold produced                                                114,823       49,147
Ounces of gold sold                                                    114,187       42,022
Average realized price / ounce                                            $290         $287
Cash cost of production / ounce                                           $111         $200
Total production cost / ounce                                             $175         $293


Note: The calculation of cash cost and total production cost conforms to the standards recommended by the Gold Institute.


                               Meridian Gold Inc.
                      Consolidated Condensed Balance Sheets
                                (In US$ millions)


                                                                  March 31             December 31
                                                                    2000                  1999
                                                                    ----                  ----
Assets
Current Assets:
       Cash and cash equivalents                                       $  27.5               $  20.8
       Trade and other receivables                                         6.7                   5.1
       Inventories                                                         8.4                   8.7
       Other current assets                                                4.4                   1.0
                                                               ---------------       ---------------
Total current assets                                                      47.0                  35.6
                                                               ---------------       ---------------

Property, plant and equipment, net                                       102.4                 102.9
Other assets                                                               3.1                   3.0
                                                               ---------------       ---------------

Total Assets                                                           $ 152.5               $ 141.5
                                                               ===============       ===============


Liabilities and Shareholders' Equity
Current Liabilities:
       Current portion long-term debt                                  $  12.0               $  12.0
       Accounts payable, trade and other                                   6.3                   5.4
       Accrued and other liabilities                                      17.4                  17.2
                                                               ---------------       ---------------
Total current liabilities                                                 35.7                  34.6
                                                               ---------------       ---------------

Long-term debt, net of current portion                                    18.0                  18.0
Other long-term liabilities                                               29.9                  28.5
                                                               ---------------       ---------------
Shareholders' equity                                                      68.9                  60.4
                                                               ---------------       ---------------

Total liabilities and shareholders' equity                             $ 152.5               $ 141.5
                                                               ===============       ===============



                               Meridian Gold Inc.
                             Statement of Cash Flows
                         (Unaudited and in US$ millions)


                                                                             Three Months
                                                                            Ended March 31
                                                                           2000        1999
                                                                          ------      ------
Net income (loss)                                                        $ 8.3       $ (3.1)

Provision for depreciation, depletion and amortization                     6.0          3.8
Gain on sale of assets                                                      --          0.1
Provision for reclamation, net of costs incurred                           0.5          0.5
Accrued pension cost                                                       0.1           --
Changes in assets and liabilities, net                                    (2.8)         8.9
                                                                    -----------  ----------

Net cash provided by (used in) operating activities                       12.1         10.2
                                                                    -----------  ----------

Cash flows from investing activities:
       Capital spending                                                   (5.5)       (21.0)

Net cash used in investing activities                                     (5.5)       (21.0)
                                                                     ----------- ----------

Cash flows from financing activities:
       Proceeds from long-term borrowings                                   --         12.5
       Proceeds from sale of common stock                                  0.1          0.1
                                                                    -----------  ----------

Net cash provided by (used in) financing activities                         --         12.6
                                                                    -----------  ----------

Increase (decrease) in cash and cash equivalents                           6.7          1.8
                                                                    -----------  ----------

Cash and cash equivalents, beginning of period                            20.8         34.1
                                                                    -----------  ----------

Cash and cash equivalents, end of period                                 $27.5        $35.9
                                                                    -----------  ----------
